NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR
TO BE HELD ON JUNE 19, 2014.

DATED MAY 16, 2014

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact the Company’s proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Banks Brokers or Collect Calls: 416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone: (604) 684-6365 Fax: (604) 684-8092

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The annual general and special meeting (the “Meeting”) of Shareholders of Northern Dynasty Minerals Ltd. (the “Company”) will be held at the Vancouver Convention Centre, West Meeting Room #208, 1055 Canada Place, Vancouver, British Columbia, on June 19, 2014 at 2:00 p.m., local time, for the following purposes:

1.	To receive the consolidated financial statements for the year ended December 31, 2013, report of the auditor and related management’s discussion and analysis;

2.	To set the number of directors at nine;

3.	To elect directors of the Company for the ensuing year;

4.	To appoint the Company’s auditor for the ensuing year; and

5.

To consider, and if thought advisable, to approve an ordinary resolution authorizing the continuation of the Company’s share option plan for a three year period as described in the accompanying Information Circular.

The Information Circular accompanying this notice contains details of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

Non-registered shareholders (beneficial shareholders) who plan to attend the Meeting must follow the instructions set out in the accompanying form of proxy or voting instruction form, and in the Information Circular to ensure that your shares will be voted at the Meeting. If you hold your shares in a brokerage account you are a non-registered (beneficial) shareholder.

DATED at Vancouver, British Columbia, May 16, 2014.

BY ORDER OF THE BOARD

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer

15th Floor, 1040 West Georgia Street
Vancouver, B.C. V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at May 16, 2014 (except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Dynasty Minerals Ltd. (the "Company") for use at the annual general and special meeting (the "Meeting") of its shareholders to be held on June 19, 2014 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Northern Dynasty Minerals Ltd. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that hold securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company has also retained the services of Laurel Hill Advisory Group ("Laurel Hill") to act as the Company’s proxy solicitation agent. In connection with these services, Laurel Hill is expected to receive a fee of $25,000 plus reasonable out of pocket expenses. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different from that of registered shareholders, and you need to carefully read the instructions below.

Voting by Proxyholder and Exercise of Discretion of Proxies

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that may properly come before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1- 866-249-7775, outside North America at 1-416-263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number given in the proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the control number; or

(c)

using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s control number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. The time limit for deposit of proxies may be waived by the Chair of the Meeting at his or her discretion without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name ("Beneficial Shareholders"). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker (an "intermediary"). In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States of America (the "U.S. " or the "United States"), under the name Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). In accordance with the requirements of National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company distributes copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the Intermediaries for onward distribution to Beneficial Shareholders. The Company does not send Meeting Materials directly to Beneficial Shareholders. Intermediaries are required to forward the Meeting Materials to all Beneficial Shareholders for whom they hold Shares unless such Beneficial Shareholders have waived the right to receive them. The Company has elected to pay for the delivery of Meeting Materials to objecting Beneficial Shareholders.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The form of voting instruction form supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and the United States. Broadridge mails a voting instruction form (a "VIF") in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF, then return the completed VIF to Broadridge either by mail or facsimile, or by phone, or via the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted, as per your instructions, at the Meeting; or (b) arrange to have an alternate representative duly appointed by you attend the Meeting and vote your Common Shares at the Meeting.

There are two kinds of Beneficial Shareholders: (i) those who object to their names being made known to the issuers of securities which they own, known as objecting beneficial owners or "OBOs"; and (ii) those who do not object to their names being made known to issuers of securities which they own, known as non-objecting beneficial owners or "NOBOs".

The Company may utilize the Broadridge QuickvoteTM service to assist NOBOs with voting their Common Shares. NOBOs may contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada, and a portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of a United States court or to enforce in Canada the judgment of a United States court involving United States federal securities laws.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at the address shown on the preceding page or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their votes must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to revoke the proxies on their behalf in accordance with the revocation procedures set out above.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed May 12, 2014 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE MTK. As of the Record Date, there were 95,009,864 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at the Record Date.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2013, report of the auditor, and related management’s discussion and analysis will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Ontario. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 604-684-6365 or 1-800-667-2114. These documents are also available through the Internet under the Company’s profile on SEDAR at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. Subject to the majority vote policy, which is only a policy under which an elected director will offer his or her resignation, the nine nominees receiving the highest number of votes are elected, even if a director only gets one vote. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board has adopted a policy stipulating that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than the number that voted "withhold", the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Nominating and Governance Committee (the "NG Committee"). The NG Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any NG Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections. The Board has determined that nine directors be elected to the Board at the Meeting. The following disclosure and accompanying biographical information sets out the names of management’s nine nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. The information as to shares and options beneficially owned or controlled is based on insider reports filed on www.sedi.ca as at May 12, 2014.

Name of Nominee; Current Position with the Company, and City and Province or State of Residence(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Scott D. Cousens Director Vancouver, British Columbia	Since June 1996	6,000 Shares 210,000 Options
Robert A. Dickinson Chairman and Director Lions Bay, British Columbia	Since June 1994	3,420,083 Shares (2) 480,000 Options
Gordon J. Fretwell (3) Lead Director West Vancouver, British Columbia	Since June 2004	Nil Shares 150,000 Options
Russell E. Hallbauer Director West Vancouver, British Columbia	Since April 2008	106,600 Shares (4) 210,000 Options
Wayne Kirk (5) Director Orcas Island, Washington	Since July 2004	30,000 Shares 270,000 Options
Peter Mitchell (6) Director Chicago, Illinois	Since May 2011	Nil Shares 150,000 Options
Kenneth Pickering (7) Director Chemainus, British Columbia	Since August 2013	Nil Shares 150,000 Options
Marchand Snyman Chief Financial Officer and Director West Vancouver, British Columbia	Since August 2008	40,000 Shares 480,000 Options
Ronald W. Thiessen President, CEO and Director West Vancouver, British Columbia	Since November 1995	2,108,878 Shares 480,000 Options

Notes:

1.	For more information about each director, please see "Biographical Information" below.
2.	Certain of these Common Shares are held by United Mineral Services and 491038 B.C. Ltd., private companies wholly owned by Mr. Dickinson.
3.	Mr. Fretwell is Chairman of the Compensation Committee and a member of the Audit and Risk Committee and NG Committee.
4.	Certain of these Common Shares are held by 0709634 B.C. Ltd., 0709649 B.C. Ltd. 079654 B.C. Ltd., private companies wholly owned by Mr. Hallbauer, and by Mrs. Joan Hallbauer, mother of Mr. Hallbauer.
5.	Mr. Kirk is Chairman of the NG Committee and a member of the Audit and Risk Committee. He is also the Chairman and sole member of the Pebble Partnership Oversight Committee.
6.	Mr. Mitchell is the Chairman of the Audit and Risk Committee and a member of the Compensation Committee.
7.	Mr. Pickering is a member of the Compensation Committee and the NG Committee.

Biographical Information of Nominees for Director

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated. Where stated, "CEO" stands for "Chief Executive Officer" and "CFO", "Chief Financial Officer".

Scott D. Cousens – Director

Scott Cousens provides management, technical and financial services to a number of publicly-traded companies as indicated below. Since 1991 Mr. Cousens’ principal occupation has been his role as a director of Hunter Dickinson Inc. ("HDI"), and its wholly-owned subsidiary Hunter Dickinson Services Inc. ("HDSI"), a company providing management and administrative services to several publicly-traded companies (including the Company). Mr. Cousens’ focus has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	June 1996	Present
Amarc Resources Ltd.	Director	TSX-V, OTCBB	September 1995	Present
Atlatsa Resources Corporation	Director	TSX, JSE, NYSE MKT	September 1996	June 2009
Continental Minerals Corporation	Director	TSX-V, OTCBB	June 1994	April 2011
Heatherdale Resources Ltd.	Director and Chairman	TSX-V	November 2009	Present
Northcliff Resources Ltd.	Director	TSX	May 2012	Present
	Director		June 2011	February 2012
Quartz Mountain Resources Ltd.	Director and Chairman	TSX-V, OTCBB	November 2012	Present
Rathdowney Resources Ltd.	Director	TSX-V	March 2011	Present
Taseko Mines Limited	Director	TSX, NYSE MKT	October 1992	Present

Robert A. Dickinson, B.Sc., M.Sc. – Director and Chairman of the Board

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	June 1994	Present
	Chairman		April 2004	Present
Amarc Resources Ltd.	Director	TSX-V, OTCBB	April 1993	Present
	Chairman		April 2004	Present
Atlatsa Resources Corporation	Director	TSX, JSE, NYSE MKT	October 2004	June 2009
	Co-Chairman		October 2004	June 2009
Continental Minerals Corporation	Director	TSX-V, OTCBB	June 2004	April 2011
Curis Resources Ltd.	Director	TSX	November 2010	November 2012
	Chairman		November 2010	December 2010
Heatherdale Resources Ltd.	Director	TSX-V	November 2009	Present
Northcliff Resources Ltd.	Director	TSX	June 2011	Present
	Chairman		June 2011	January 2013
Quartz Mountain Resources Ltd.	Director	TSX-V	December 2011	Present
	Chairman		December 2011	November 2012
Rathdowney Resources Ltd.	Director and Chairman	TSX-V	March 2011	December 2011
Taseko Mines Limited	Director	TSX, NYSE MKT	January 1991	Present

Gordon J. Fretwell, B.Comm., LLB. – Director

Mr. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	June 2004	Present
Asanko Gold Inc. (formerly Keegan Resources Inc.)	Director	TSX, NYSE MKT	February 2004	Present
Bell Copper Corporation	Secretary	TSX-V	December 2008	May 2011

Company	Positions Held	Name of Market	From	To
	Director		June 2001	April 2011
Benton Capital Corp.	Director and Secretary	TSX-V	August 2012	Present
Benton Resources Inc.	Director and Secretary	TSX-V	August 2012	Present
Continental Minerals Corporation	Director	TSX-V, OTCBB	February 2001	April 2011
Copper Ridge Explorations Inc.	Director and Secretary	TSX-V	September 1999	August 2009
Coro Mining Corporation	Director	TSX	June 2009	Present
Curis Resources Ltd.	Director	TSX	January 2011	Present
CVC Cayman Venture Corp.	Director	TSX-V	July 2010	November 2010
Fronterra Copper Corporation	Director	TSX	February 2009	June 2009
Golden Dory Resources Corp.	Secretary	TSX-V	August 2008	Present
Grandcru Resources Corp.	Director	TSX-V	December 2002	May 2009
ICN Resources Ltd.	Director	TSX-V	July 2004	August 2010
	Secretary		March 2009	August 2010
International Royalty Corporation	Director	TSX, NYSE MKT	June 2003	February 2010
Lignol Energy Corporation	Director	TSX-V	January 2007	Present
Meritus Minerals Ltd.	Director	TSX-V	June 2007	February 2013
Quartz Mountain Resources Ltd.	Director	TSX-V, OTCBB	January 2003	Present
	Secretary		January 2003	December 2011
Rare Earth Metals Inc.	Secretary	TSX-V	December 2009	Present
Rockwell Diamonds Inc.	Secretary	TSX-V, JSE	September 2012	Present

Russell Hallbauer, P.Eng. – Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	April 2008	Present
Curis Resources Ltd.	Director	TSX	November 2010	Present
	Chairman		December 2010	September 2012
	Co-Chairman		September 2012	Present
Taseko Mines Limited	Director, President and CEO	TSX, NYSE MKT	July 2005	Present

Wayne Kirk, LLB – Director

Mr. Kirk is a retired attorney and professional consultant. With over 35 years professional experience he also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	July 2004	Present
Atlatsa Resources Corporation	Director	TSX, JSE, NYSE MKT	July 2005	September 2011
Gabriel Resources Ltd.	Director	TSX	June 2008	Present
Great Basin Gold Ltd.	Director	TSX, JSE, NYSE MKT	July 2004	January 2012
Luna Gold Corp.	Director	TSX, QTCQX	May 2012	Present
Taseko Mines Limited	Director	TSX, NYSE MKT	July 2004	Present

Peter Mitchell, CA – Director

Mr. Mitchell is a Chartered Accountant with a degree in Economics (BA) from the University of Western Ontario and a Masters in Business Administration (MBA) from the University of British Columbia. He has extensive senior financial and operating experience with private equity portfolio companies in the manufacturing and service sector. He previously worked as Senior Vice President and Chief Financial Officer of Crown Packaging Ltd., as well as Vice Chairman and Chief Financial Officer of Von Hoffmann Corporation of St. Louis, Missouri. He has held leadership roles in the for-profit education sector as President of Florida Career College based in Fort Lauderdale, Florida and prior to that, as President and Chief Executive Officer of Vatterott Education Centers, Inc. in St. Louis, Missouri. Mr. Mitchell is a member of the Institute of Chartered Accountants of Ontario.

Mr. Mitchell is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Coeur Mining Inc.	Senior Vice President and CFO	NYSE, TSX	June 2013	Present
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	May 2011	Present
Northcliff Resources Ltd.	Director	TSX	June 2011	Present
Taseko Mines Limited	CFO	TSX, NYSE MKT	September 2008	May 2013

Kenneth Pickering – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities. Most recently, Mr. Pickering was Vice President -- Major Projects, Closed Mines and North American Assets for BHP Billiton Base Metals in Santiago, Chile. His position involved overseeing the planning and execution of six mining and infrastructure projects in Chile valued at $3 billion, and serving as a director of The Resolution Copper joint venture with Rio Tinto in Arizona, while being responsible for the BHP Billiton Pinto Valley copper operations in Arizona.

Mr. Pickering is a member of the Association of Professional Engineers and Geoscientists of British Columbia, currently working as a private consultant in mining operations and project development and as a Non-Executive Director in the international natural resources industry.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	August 2013	Present
Endeavour Silver Corp.	Director	TSX, NYSE	August 2012	Present
THEMAC Resources Group Limited	Director	TSX-V	March 2011	Present

Marchand Snyman, CA (SA), CA (AUS) – Director and Chief Financial Officer

With over 17 years of progressive experience in the mining sector, Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultant providing advisory services to businesses in Australia, China, South Africa and the USA. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer from 1999 until 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa. He is a director and Chief Operating Officer of HDI.

Mr. Snyman is a member of the Institute of Chartered Accountants in Australia and a member of the South African Institute of Chartered Accountants.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	August 2008	Present
	CFO		August 2008	Present
Continental Minerals Corporation	CFO	TSX-V, OTCBB	January 2008	April 2011
Heatherdale Resources Ltd.	CFO	TSX-V	November 2009	April 2012
Northcliff Resources Ltd.	Director and Chairman	TSX	January 2013	Present

Ronald W. Thiessen, FCA – President, Chief Executive Officer and Director

Mr. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	November 1995	Present
	President and CEO		November 2001	Present
Amarc Resources Ltd.	Director	TSX-V, OTCBB	September 1995	Present
	President and CEO		September 2000	Present
Atlatsa Resources Corporation	Director	TSX, JSE NYSE MKT	April 1996	June 2011
Continental Minerals Corporation	Director	TSX-V, OTCBB	November 1995	April 2011
	Co-Chairman		January 2006	April 2011
Detour Gold Corporation	Director	TSX	July 2006	May 2012
Farallon Mining Ltd.	Director	TSX	August 1994	January 2011
	Chairman		December 2005	January 2011
Great Basin Gold Ltd.	Director	TSX, NYSE MKT, JSE	October 1993	June 2013
	Chairman		November 2006	June 2013
Quartz Mountain Resources Ltd.	President, CEO and Director	TSX-V	December 2011	Present
Taseko Mines Limited	Director	TSX, NYSE MKT	October 1993	Present
	Chairman		May 2006	Present

Except as disclosed below, none of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Within the last 10 years before the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

As publicly disclosed at www.sedar.com in September 2012, Great Basin Gold Ltd. ("GBG"), a company for which Mr. Thiessen was at the time a director, and for which Mr. Kirk was at the time a former director having resigned as a director in January 2012, filed for creditor protection under the Companies’ Creditors Arrangement Act ("CCAA") in Canada, and as well, GBG’s principal South African subsidiary Southgold Exploration (Pty) Ltd., filed for protection under the South African Companies Act business rescue procedures. These companies continued to be subject to the insolvency proceedings at the time that Mr. Thiessen resigned.

Pine Valley Mining Corporation became subject to an order under CCAA in October 2006 during the year following Mr. Fretwell’s resignation as a director of that company.

Directorships

Several directors of the Company also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that, as a consequence of his activity in the mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course, which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company whose board the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfil their duties to act honestly and in the best interests of the Company as required by law.

APPOINTMENT OF AUDITOR

Deloitte LLP ("Deloitte"), Independent Registered Public Accounting Firm, Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company. Deloitte was first appointed auditor of the Company on April 21, 2009 by the Audit and Risk Committee.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the "Manual"), dated January 15, 2013. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. The Manual also includes written charters for each committee and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. Further, in the Manual the Board encourages but does not require continuing education for all the Company’s directors. A copy of the Manual is available for review on the Company’s website under Corporate Governance at www.northerndynastyminerals.com.

Composition of the Board of Directors

Applicable governance policies require that a listed issuer’s board of directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the Company. Applicable governance policies recommend that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below). A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board of directors, and the board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for members of the board of directors when they consider it advisable.

Under the policies, an "independent" director is one who "has no direct or indirect material relationship" with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to materially interfere with the exercise of the director’s independent judgment. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity where any of the Company’s executive officers served at the same time on that entity’s Compensation Committee is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board is proposing nine (9) nominees to be elected to the office of director, four (4) of whom can be considered "independent" directors. The "independent" nominees are Peter Mitchell, Wayne Kirk, Gordon Fretwell and Ken Pickering. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are: Scott Cousens (provides capital finance and investor communications services), Robert Dickinson (Chairman of the Board and geological consultant for the Company), Russell Hallbauer (provides engineering services), Marchand Snyman (Chief Financial Officer), and Ronald Thiessen (President and Chief Executive Officer).

All directors other than Mr. Pickering serve together on boards of directors of other publicly traded companies associated with Hunter Dickinson Inc. ("HDI"), a private company. Messrs. Cousens, Dickinson, Hallbauer, Snyman and Thiessen are directors of HDI. As described in the Company’s Annual Information Form, HDI is the parent company of Hunter Dickinson Services Inc. ("HDSI"), which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company. HDSI employs members of the executive management of some of these public companies (of which the Company is one) and in turn invoices those companies for their share of these services, pursuant to annually set rates.

The Board has a Nominating and Governance Committee (the "NG Committee") that formalizes the process of ensuring high calibre directors and proper director succession planning. The NG Committee considered and recommended re-election of the current Board. The NG Committee currently consists of Gordon Fretwell, Wayne Kirk and Ken Pickering, all of whom are independent (discussed above).

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, members of the Board and shareholders is good. Meetings of independent directors are not held on a regular scheduled basis but communications among this group occurs on an ongoing basis and as needs arise from regularly scheduled meetings of the Board or otherwise. The number of these meetings has not been recorded but it would be less than five in the financial year that commenced on January 1, 2013. The Board also encourages independent directors to bring up and discuss any issues or concerns and the Board is advised of and addresses any such issues or concerns raised thereby. The Board has appointed Gordon Fretwell as Lead Director, and as such, Mr. Fretwell’s mandate includes ensuring that the Board carries out its responsibilities effectively and independent from management.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company’s management. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Applicable regulatory governance policies require that (i) the Board’s Audit and Risk Committee be composed only of independent directors, and the role of the Audit and Risk Committee be specifically defined and include the responsibility for overseeing management’s system of internal controls, (ii) the Audit and Risk Committee have direct access to the Company’s external auditor, (iii) other committees of the Board be composed of at least a majority of independent directors (iv) the Board expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the Company’s approach to governance issues, and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis. The Audit and Risk Committee currently consists of Gordon Fretwell, Wayne Kirk and Peter Mitchell.

As well as an Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and a Pebble Partnership Oversight Committee. For information concerning the Audit and Risk Committee please see Item 19 and Appendix A, of the Company’s Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com on March 26, 2014.

Compensation Committee

The Board’s Compensation Committee currently consists of Gordon Fretwell, Ken Pickering and Peter Mitchell.

The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under the heading, Statement of Executive Compensation. The Compensation Committee charter is included in the Manual and is available for viewing at or can be downloaded from the Company’s website under Corporate Governance, at www.northerndynastyminerals.com.

The function of the Compensation Committee includes review, on an annual basis, of the compensation paid to the Company’s executive officers and directors, review of the performance of the Company’s executive officers and making recommendations on compensation to the Board.

The Compensation Committee administers the Company’s share option plan and periodically considers the grant of share options. Share options have been granted to the executive officers and directors and certain other service providers, taking into account competitive compensation factors and the belief that share options help align the interests of executive officers, directors and service providers with the interests of shareholders.

Nominating and Governance Committee

The Board’s NG Committee currently consists of Gordon Fretwell, Wayne Kirk and Ken Pickering. The charter for the NG Committee is included in the Manual and is available for viewing at or can be downloaded from the Company’s website under Corporate Governance, at www.northerndynastyminerals.com.

The NG Committee has been given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and of assisting members of the Board in carrying out their duties. The NG Committee also reviews with the Board the rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with proper governance practices.

The nominating function of the NG Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of director of the Company. The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the NG Committee and those assessments are then provided to the Board.

Pebble Partnership Oversight Committee

The Board has a Pebble Partnership Oversight Committee, the sole member of which is currently Wayne Kirk. This committee’s function is to oversee the operations of the Pebble Limited Partnership on behalf of the Board.

Board of Directors Decisions

Good governance policies require the Board of a listed corporation, together with its chief executive officer, to develop position descriptions for the Board and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a Board committee remains with the full Board. The Board has approved written position descriptions for the Chairman of the Board and the Chairmen of the Board Committees.

Recruitment of New Directors and Assessment of Board of Directors Performance

Good governance policies require that (i) the board of directors of every listed corporation implement a process for assessing the effectiveness of the Board and its committees, and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board of directors review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

Please see the discussion concerning the Nominating and Governance Committee above under the heading, Committees of the Board of Directors.

The following table sets forth the record of attendance of Board, Audit and Risk, Compensation and NG Committee meetings by Directors for the 12 month period ended December 31, 2013:

Director	Board of Directors Meetings	Audit and Risk Committee Meetings	NG Committee Meetings	Committee Compensation Meetings
Scott D. Cousens	3 of 3
Robert A. Dickinson	3 of 3

Director	Board of Directors Meetings	Audit and Risk Committee Meetings	NG Committee Meetings	Committee Compensation Meetings
Gordon Fretwell (1)	3 of 3	4 of 4	2 of 2	2 of 2
Wayne Kirk (2)	3 of 3	4 of 4	2 of 2	2 of 2
Russell Hallbauer	3 of 3
Ken Pickering (3)	1 of 1
Marchand Snyman	3 of 3
Ronald W. Thiessen	3 of 3
Peter C. Mitchell (4)	3 of 3	4 of 4	2 of 2	2 of 2
Stephen Scott (5)	3 of 3

Notes:
1.	Current Compensation Committee Chairman.
2.	Current NG Committee Chairman.
3.

Mr. Pickering was appointed to the Board and as a member of the Compensation Committee and the NG Committee on August 27, 2013. These committees did not meet following Mr. Pickering’s appointment for the remainder of 2013.

4.	Current Audit and Risk Committee Chairman.
5.	Mr. Scott resigned from the Board on February 20, 2014.

Directorships

The section entitled "Election of Directors" above gives details of other reporting issuers of which each director is a director and officer where applicable.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they generally are acquainted with the Company’s mineral project(s) and the expectations of directors, or they would receive orientation commensurate with their previous experience on the Company’s properties, business, technology and industry and the responsibilities of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with appropriate education programs and/or suggestions to undertake continuing director education, the cost of which will be borne by the Company. During the year, the Company, through HDSI, provided information sessions to the directors on various corporate governance topics.

Ethical Business Conduct

The Board has a formal ethics policy which is contained in the Manual and which is available for download from the Company’s website under Corporate Governance at www.northendynastyminerals.com. In addition, the Board has implemented an annual procedure whereby directors and officers sign off on and ratify that they have read and understand the Company’s code of ethics and that they are unaware of any violations thereof. The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NG Committee recommended to the Board the nine directors as nominees for election this year. See the description of the NG Committee above under the heading, Committees of the Board of Directors.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The NG Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit and Risk Committee, Compensation Committee and NG Committee. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

In this section “Named Executive Officer” (or "NEO") means each of the following individuals:

(a)	the Chief Executive Officer ("CEO");

(b)	the Chief Financial Officer ("CFO");

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2013.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended December 31, 2013.

Compensation Committee

As indicated above, the Company has a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation. The charter for the Compensation Committee is included in the Corporate Governance Policies and Procedures Manual and is available for viewing from the Company’s website under Corporate Governance at www.northerndynastyminerals.com.

The members of the Compensation Committee of the Company are Gordon Fretwell, Ken Pickering, and Peter Mitchell, all of whom are independent directors. The Compensation Committee formally met twice during the year, which was documented in the form of meeting minutes. The Compensation Committee assists the Board in carrying out its responsibilities relating to executive and director compensation.

The members of the Compensation Committee possess the skills and experience that enable the committee to make decisions on the suitability of the Company’s compensation policies and practices.

As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in:

(a)	reviewing compensation philosophy including base compensation structures & incentive programs;

(b)	reviewing specific executive and director compensation;

(c)	administering of share options and other equity based compensation plans and the determination of share option grants; and

(d)	reviewing performance goals and the assessments of corporate officers.

Mr. Fretwell who is the Chairman of the Compensation Committee, is a director of a number of public companies and has extensive experience in the areas of compensation and human resources, having served on the Compensation Committees of Curis Resources Ltd and Continental Minerals Corp. Mr. Pickering serves on the Board of several publicly traded mining companies. Mr. Mitchell, a Chartered Accountant, is currently Senior Vice President and Chief Financial Officer of Coeur Mining Inc. and serves on the Compensation Committee of Northcliff Resources Ltd.

See disclosure under "Biographical Information of Nominees for Director" for relevant education and experience of policies of the Compensation Committee.

The Compensation Committee (the "Committee") has, among other things, the following duties, responsibilities and authority:

(a)

to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees. The Committee shall review director compensation at least annually.

(b)

to annually review the Company’s base compensation structure and the Company's incentive compensation, share option and other equity-based compensation programs and recommend changes in or additions to such structure and plans to the Board as needed.

(c)	to recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)

to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers, and recommend incentive compensation participation levels for Officers under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(e)	to evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(f)

to periodically review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans and make recommendations to the Board regarding appointment of officers and senior managers.

(g)	to administer the Company's share option and other equity based compensation plans and determine the annual grants of share options and other equity based compensation.

(h)	to recommend to the NG Committee the qualifications and criteria for membership on the Compensation Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee members as aforementioned, being Gordon Fretwell, Ken Pickering, and Peter Mitchell. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management, although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international publications such as the Mercer Mining Industry Compensation Survey and Hays Group Global Mining Compensation Review. Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his duties and responsibilities.

Bonus Compensation

There are currently no performance goals set by the Company for executive bonus compensation. Bonus compensation is awarded at the discretion of the Board and the Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. The Company’s objective is to achieve certain strategic objectives and milestones relating to the Pebble Limited Partnership. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

For the most recently completed fiscal year, there were no bonuses paid.

Executive Compensation-Related Fees

The Company obtains salary and bonus information through its affiliation to the HDI group of companies. No compensation was paid directly to HDSI or any compensation consultant for compensation services for the two most recently completed financial years.

All Other Fees

There were no other fees paid to any consultants or advisors relating to executive compensation.

Equity Participation – Option Based Awards

The Company has a share option plan in place, dated for reference June 20, 2006, as amended November 24, 2006, June 17, 2008 and May 5, 2011 (the "Plan"). The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders, and foster their continued association with the Company.

Long term incentives are comprised of share options. The Compensation Committee is delegated the authority to grant share options. The Compensation Committee reviews the grants of share options to directors, management, employees and consultants. Share options are generally granted annually, and at other times of the year to individuals commencing employment with the Company. Share option exercise prices are set in accordance with TSX rules and are based on the five-day volume weighted average closing price prior to the date of grant.

The Company believes that encouraging its executives, employees and directors to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Plan. Share options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses, and competitive factors. Share options vest on terms established by the Compensation Committee.

The Company’s long term incentives are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees, motivating performance through incentive compensation, promoting greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enabling employees to participate in the long-term growth and financial success of the Company. Share options provide employees with the opportunity to participate in the growth of the Company’s share price as well as benefit from the favourable tax treatment applicable to this form of compensation.

See disclosure under "Securities Authorized for Issuance under Equity Compensation Plans" for material terms of the Company’s Plan.

General

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For the years ended December 31, 2013 and 2012 no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company for the past five years of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Index.

NEO compensation decreased from 2008 to 2009 which followed the trend in the performance of the Company’s Common Shares ("Shares") which was impacted by the global financial crisis that resulted in the general decline in share prices. From 2009 to 2010, NEO compensation increased, mirroring the upward trend in performance of the Company’s Shares as a result of the recovery in global financial markets, particularly in relation to commodity and/or resource based shares. In early 2011 the Company released the results of an independent preliminary assessment on the Pebble Project which was favourably received, and the market price for the Company’s Shares rose to an historic high of $21.50. In 2011, NEO compensation increased principally as a result of the grant of share options early in the year when the market share price was near its historic high. From 2011 to 2013, the Company’s Shares performed negatively relatively to the TSX mainly due to the launch of the United States Environmental Protection Agency’s Bristol Bay Watershed Assessment and perceived threat of a pre-emptive veto under 404(c) of the Clean Water Act (“EPA Assessment”). While the Company believes that it will ultimately prevail in the EPA’s Assessment, the uncertainty surrounding the EPA’s actions has caused significant and material decline in the Company’s Share price. In 2012 NEO compensation declined significantly as no share options were granted to directors, which was in line with the continued decline in the performance of the Company’s Shares as a result of continued weakness in junior resource market. In 2013, NEO was on par with the prior year in contrast to the performance of the Company’s Shares which continued to decline largely due to the market’s reaction to the withdrawal of Anglo American from the Pebble Limited Partnership in the third quarter of 2013 and the continued EPA Assessment throughout the year.

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compens- ation (6) ($)	Total compens- ation ($)
				Annual incentive plans ($)	Long-term incentive plans ($)
Ronald Thiessen(1)(2) President & CEO	2013 2012 2011	460,500 371,750 370,000	Nil Nil 1,054,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	460,500 371,750 1,424,500
Marchand Snyman(1)(2) CFO	2013 2012 2011	198,000 186,750 185,000	Nil Nil 1,054,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	198,000 186,750 1,239,500
Bruce Jenkins(4) Snr. VP Corporate Development	2013 2012 2011	245,150 250,782 149,711	Nil 119,000 358,530	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	245,150 369,782 508,241
Sean Magee(5) VP Public Affairs	2013 2012 2011	192,989 162,989 128,944	Nil 119,000 358,530	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	192,989 281,988 487,474
Doug Allen(1)(6)	2013	199,479	Nil	Nil	Nil	Nil	Nil	199,479
VP Corporate	2012	127,100	119,000	Nil	Nil	Nil	Nil	246,100
Communications	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)

Salary for Messrs. Thiessen, Snyman, Jenkins, Magee and Allen is paid through HDSI. The compensation amount shown is the amount paid by HDSI directly to Messrs. Thiessen, Snyman, Jenkins, Magee and Allen based on the estimated amount of time spent providing services to the Company, including the Pebble Partnership.

(2)

Messrs. Thiessen and Snyman do not serve the Company solely on a full time basis, and their salary from the Company is allocated based on the estimated amount of time spent providing services to the Company. For 2013, Mr. Thiessen spent 78% (2012-41%), and Mr. Snyman spent 54% (2012-38%) of their estimated amount of time on providing services to the Company.

(3)

No share options were granted by the Company in the year ended December 31, 2013. The Black-Scholes option pricing model is used to estimate the fair value of the share options granted on the grant date.

(4)

Mr. Jenkins does not serve the Company solely on a full-time basis, and his salary from the Company is allocated based on the estimated amount of time (93%) (2012-88%) spent providing services to the Company and the Pebble Partnership. 41% (2012-49%) of the total base salary shown for Mr. Jenkins was paid for by the Company and 59% (2012-51%) was paid for by the Pebble Partnership.

(5)

Mr. Magee does not serve the Company solely on a full-time basis, and his salary from the Company is allocated based on the estimated amount of time (80%) (2012-63%) spent providing services to the Company and the Pebble Partnership. 54% (2012-66%) of the total base salary shown for Mr. Magee was paid for by the Company and 46% (2012-34%) was paid for by the Pebble Partnership.

(6)	Mr. Allen serves the Company on a full-time basis since his appointment in June 2012.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The Company currently only has an option-based awards plan and does not have any share based awards plan. The following table sets out the option-based awards outstanding as at December 31, 2013, for each NEO:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in- the-money options(1) ($)
Ronald Thiessen President and CEO	331,500	5.00	Feb-02-14	Nil
Marchand Snyman CFO	50,000 135,000	3.00 5.00	Jan-02-14 (2) Feb-02-14	Nil Ni
Bruce Jenkins SVP Corp. Development	100,000	3.00	Jun-29-17	Nil
Sean Magee VP Public Affairs	100,000	3.00	Jun-29-17	Nil
Doug Allen VP Corp. Communications	100,000	3.00	Jun-29-17	Nil

Notes:
(1)	The value is the difference between the closing price of $1.40 per Common Share on the TSX at December 31, 2014 and the exercise price of the share options.
(2)	The expiration date was extended under the terms of the Company’s option plan due to trading blackouts.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2013, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald Thiessen President and CEO	Nil	Nil
Marchand Snyman CFO	Nil	Nil
Bruce Jenkins SVP Corporate Development	Nil	Nil
Sean Magee VP Public Affairs	Nil	Nil
Doug Allen VP Corp. Communications	Nil	Nil

Note:

(1)

Represents the aggregate dollar value that would have been realized if share options under the option-based award had been exercised on the 2013 vesting date determined by taking the difference between the market price of the shares subject to the share option at date of vesting and the exercise price of the share option.

PENSION PLAN BENEFITS

The Company has no pension or deferred compensation plans for its NEOs, directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

There is no written employment contract between the Company and any NEO, all of whom have agreements with Hunter Dickinson Services Inc. and are seconded to the Company.

There are no compensatory plan(s) or arrangement(s), with respect to any NEO resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of any NEO’s responsibilities following a change in control.

DIRECTOR COMPENSATION

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and abilities to carry out the Board’s mandate.

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO, for the Company’s most recently completed financial year of December 31, 2013 is:

Name	Fees earned ($)	Share option- based awards ($)	Non-equity incentive plan compensati on ($)	Pension value ($)	All other compensation ($)	Total ($)
Scott Cousens (2)	40,500	Nil	Nil	Nil	Nil	40,500
Robert Dickinson (2)	140,500	Nil	Nil	Nil	Nil	140,500
Gordon Fretwell (1)	44,000	Nil	Nil	Nil	Nil	44,000
Russell Hallbauer (2)	40,500	Nil	Nil	Nil	Nil	40,500
Wayne Kirk (1)(3)	84,500	Nil	Nil	Nil	Nil	84,500
Peter Mitchell (1)	49,200	Nil	Nil	Nil	Nil	49,200
Ken Pickering (4)	13,500	Nil	Nil	Nil	Nil	13,500
Stephen Scott(5)	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
1.

Messrs. Fretwell, Kirk, Mitchell and Pickering provided services independently of HDSI. Each director of the Company who provided service independently of HDSI, and who is not an executive officer, was paid an annual director’s fee of: a) $40,500 Base Fee; b) $8,700 for Chairman of the Audit and Risk Committee; and c) $3,500 for the Chairman of the Compensation Committee and the NG Committee. For 2014, the annual directors’ fees have been fixed at the same amounts.

2.

Fees for Messrs. Cousens, Dickinson and Hallbauer are paid through HDSI. The fee amounts shown are the amounts paid by HDSI directly to Messrs. Cousens, Dickinson and Hallbauer based on the estimated time spent on the Company’s activities. For 2013, Mr. Cousens’ spent 11%, Mr Dickinson 38% and Mr. Hallbauer spent 7% of their estimated amount of time on providing services to the Company.

3.

Mr. Kirk is sole member and Chairman of the Pebble Partnership Oversight Committee which is authorized to oversee the Company’s interest in the Pebble Partnership. The Pebble Partnership Oversight Committee Chairman received an annual fee of $40,500. For 2014 the fee is fixed at the same amount.

4.	Mr. Pickering was appointed to the Board on August 27, 2013.

5.	Mr. Scott resigned from the Board on February 20, 2014.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at December 31, 2013 (as mentioned previously the Company does not have a share-based awards plan) for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the-money options(1) ($)
Scott Cousens	220,000	5.00	Feb-02-14	Nil
Robert Dickinson	309,000	5.00	Feb-02-14	Nil
Gordon Fretwell	7,000 160,000	3.00 5.00	Jan-02-14(4) Feb-02-14	Nil Nil
Russell Hallbauer	20,000 137,500	3.00 5.00	Jan-02-14(4) Feb-02-14	Nil Nil
Wayne Kirk	40,000 260,000	5.35 5.00	Jan-02-14(4) Feb-02-14	Nil Nil
Peter Mitchell	Nil	Nil	Nil	Nil
Ken Pickering(2)	Nil	Nil	Nil	Nil
Stephen Scott(3)	Nil	Nil	Nil	Nil

Notes:
1.	The value is the difference between the closing price of $1.40 per Common Share on the TSX at December 31, 2014 and the exercise price of the share options.
2.	Mr. Pickering was appointed to the Board on August 27, 2013.
3.	Mr. Scott resigned from the Board on February 20, 2014.
4.	The expiration date was extended under the terms of the Company’s share option plan.
5.	The Company did not grant share options in the year ended December 31, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2013, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Scott Cousens	Nil	Nil
Robert Dickinson	Nil	Nil
Gordon Fretwell	Nil	Nil
Russell Hallbauer	Nil	Nil
Wayne Kirk	Nil	Nil
Peter Mitchell	Nil	Nil
Ken Pickering(2)	Nil	Nil
Stephen Scott(3)	Nil	Nil

Notes:

1.

Represents the aggregate dollar value that would have been realized if the share options under the option- based award had been exercised on the vesting date, determined by taking the difference between the market price of the shares subject to the share option at date of vesting and the exercise price of the share option.

2.	Mr. Pickering was appointed to the Board on August 27, 2013.
3.	Mr. Scott resigned from the Board on February 20, 2014.

Actions, Decisions or Policies Made After December 31, 2013

On February 1, 2014, Mr. Thomas C. Collier was appointed to the position of CEO of the Pebble Limited Partnership. Mr. John Shively was appointed Chairman of the Pebble Mines Corp. at the same time.

On February 26, 2014, the Company granted 4,494,600 share options with an exercise price of $1.77 per Common Share to directors, employees (including HDSI employees who are seconded to the Company) and consultants of the Company. An aggregate of 3,050,000 of these share options were awarded to directors and officers of the Company. The share options have either a three or five year term and vest in two equal tranches: one half vested on date of grant, the remaining half will vest in 12 months from the grant date.

On April 16, 2014 the Company granted 1,125,000 share options with an exercise price of $0.89 per Common Share and a five year term to employees of the Pebble Partnership, which is now a wholly owned subsidiary of the Company. Of the options granted, 1,000,000 share options vest in three equal tranches: one third vested on date of grant, one third vest in 12 months from the date of the grant and the remaining one third vests 24 months following the date of the grant. The remaining 125,000 share options vest in five equal tranches: one fifth vested on date of grant, one fifth vest 10 1/2 months following the grant date, one fifth vest 22 1/2 months following the grant date, one fifth vest 32 1/2 months following the grant date, and one fifth vest 42 1/2 months following the grant date.

On April 24, 2014 the Company granted 55,500 share options with an exercise price of $0.89 per Common Share and a three year term to employees of the Pebble Partnership. The share options vest in three equal tranches: one third vested on date of grant, one third vests 12 months from the grant date and one third vests 24 months following the grant date.

Given the evolving nature of the Corporation’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

See disclosure under "Statement of Executive Compensation – Equity Participation – Option Based Awards" concerning the Company’s Rolling Share Option Plan (the "Plan") which was approved and ratified by shareholders on June 21, 2011. Under the Plan, options may be granted in an amount up to 10% of the outstanding shares. As outstanding share options are exercised, additional share options may be granted to replace the exercised options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of share options available for granting to eligible optionees will increase. As at the date hereof there are share options outstanding to purchase an aggregate of 7,568,600 Common Shares representing approximately 8% of Common Shares outstanding.

The following is a summary of the material terms of the Plan:

(a)

Persons who are directors, officers, employees, or consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Plan.

(b)

Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c)

All options granted under the Plan may be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except that in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of (1) one year after the date of death of such Optionee and (2) the date of expiration of the term otherwise applicable to such Option.

(d)	Vesting of options is determined by the Board and subject to the following:

where an Optionee has left the Company’s employ/office or has been advised their services are no longer required or their service contract has expired, subject to other provisions set out in the Plan, vested options expire on the earlier of the expiry date of the option or 90 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options immediately terminate without right to exercise same;

in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, immediately terminate without right to exercise same;

in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions are deemed to have immediately vested upon the occurrence of the change of control; and

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision are deemed to have vested on the date of Meeting upon which the director is not re-elected;

(e)

All options granted under the Plan are exercisable for a period of up to 10 years and will vest at the discretion of the Board, provided that the term of such options may be extended in circumstances where the expiry date otherwise falls during a black-out period (defined below) as determined in accordance with the Company’s policies or applicable securities legislation, and subject to:

(i)

the Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

	(ii)	remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period.

A “blackout period” is any period of time during which a participant in the Plan is unable to trade securities of the Company as a consequence of the implementation of a general restriction on trading by an authorized Officer or Director pursuant to the Company’s governance policies that authorize general and/or specific restrictions on trading by service providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company’s affairs. The term of an option will expire on its Expiry Date as defined in the Plan unless the Expiry Date occurs during a blackout period or within five business days after the expiry of the blackout period, in which case the Expiry Date for that Option will be the date that is the tenth business day after the date the blackout period expires.

(f)

The exercise price of the option is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding the date of the grant.

(g)

The number of common shares that may be issuable to directors who are independent directors of the Company, when combined with all of the Company’s other share compensation arrangements currently in effect for their benefit, may not exceed 1% of the Company’s outstanding common shares.

(h)	Subject to the policies of the TSX, the Plan may be amended by the Board without further shareholder approval to:

	(i)	make amendments which are of a typographical, grammatical or clerical nature;

	(ii)	change the vesting provisions of an option granted under the Plan;

	(iii)	change the termination provision of an option granted under the Plan, if it does not entail an extension beyond the original expiry date of such option;

	(iv)	add a cashless exercise feature payable in cash or Common Shares;

	(v)	make amendments necessary as a result in changes in securities laws applicable to the Company;

	(vi)	make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

	(vii)	make such amendments as reduce, and do not increase, the benefits of the Plan to Optionees.

(i)	The Plan has the following additional restrictions:

(i)

Common Shares to be issued to Insiders under the Plan, when combined with all of the Company’s other share compensation arrangements, may not exceed 10% of the outstanding Common Shares in any 12 month period;

(ii)

Common Shares being issuable to independent directors under the Plan, when combined with all of the Company’s other share compensation arrangements, may not exceed 1% of the outstanding Common Shares of the Company from time to time; and

(iii)

a reduction in the exercise price of an option granted hereunder to an Insider or an extension of the term of an option granted hereunder benefiting an Insider, would require the approval of the disinterested shareholders (defined below) of the Company.

Definitions:

A "disinterested shareholder" means a shareholder that is not an Insider eligible to receive options under the Plan, and who is not an Associate of an Insider.

An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of and/or control or direction, either directly or indirectly, over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2013.

Equity Compensation Plan Information

	Number of shares to be issued upon exercise of outstanding share options, warrants and rights (1)	Weighted-average exercise price of outstanding share options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plan approved by security holders (the Share Option Plan)	3,735,700	$4.13	5,765,286
Equity compensation plans not approved by security holders	–	–	–
Total	3,735,700	$4.13	5,765,286

Notes:
1.	The Company has only share options issued and outstanding. No warrants or rights have been issued by the Company.
2.	The following share options were granted subsequent to December 31, 2013:
On February 26, 2014, the Company granted 4,494,600 share options with an exercise price of $1.77 per Common Share and expiry dates of February 26, 2014 and 2019;
On April 16, 2014, the Company granted 1,125,000 share options with an exercise price of $0.89 per Common Share and an expiry date of April 16, 2019; and
On April 24, 2014, the Company granted 55,500 share options with an exercise price of $0.89 and an expiry date of April 24, 2017.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2013, or has any interest in any material transaction in the current year other than as set out in a document already disclosed to the public.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

HDSI is a private company which is owned privately by persons some of whom are directors of the Company: Messrs. Dickinson, Cousens, Hallbauer, Thiessen and Snyman. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries at annually set rates pursuant to an agreement dated July 2, 2010 (the "Agreement"). During the year ended December 31, 2013, the Company paid HDSI approximately $4.2 million (2012 – $3.5 million) for services rendered by HDSI and reimbursed HDSI approximately $0.8 million (2012 - $1.1 million) for third party costs incurred by HDSI on the Company’s behalf. Certain members of the Company’s senior management are employed directly by HDSI rather than by Northern Dynasty.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to and Continuation of the Incentive Option Plan for a Three Year Period

The Company’s incentive share option plan, including the proposed amendments described below, (the "Option Plan") is designed to align the interests of employees, other service providers and in particular, the Company’s executive officers with the longer-term interests of the Company’s shareholders. The Option Plan is an integral component of the Company’s compensation structure. On May 16, 2014, the Board unanimously approved certain amendments ("Proposed Amendments") described below to the Option Plan, subject to TSX and shareholder approval.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the "Continuation Resolution"), authorizing the continuance of the Option Plan as so amended. A copy of the Option Plan showing the Proposed Amendments was filed at www.sedar.com concurrently with the filing of this information circular. A copy of the Plan is available by mail or fax from the Company by telephone request for any shareholder without internet access. All terms not otherwise defined in this section have the meaning ascribed to them in the Plan.

Proposed Amendments

Amendment to Requirements for Disinterested Shareholder Approval

The Proposed Amendments include the following list of circumstances which require disinterested shareholder approval:

Disinterested Shareholder approval shall be required in respect of:

a.	any amendment which reduces the Exercise Price of an Option;

b.	any amendment to extend the term of an option granted to an Insider;

c.	amendments to increase any of the limits on the number of Options that may be granted;

d.	any amendment that may permit an increase to the proposed limit on independent director participation;

e.	any amendment relating to the transferability or assignability of an Option; and

f.	any amendments required to be approved by shareholders under applicable law.

Number of Options Available for Grant and Term of Options

The Proposed Amendments also include changes relating to the number of Options available and the maximum term of Options.

In terms of the number of Options available to be granted, the Option Plan provides for the granting of Options that meet the definition of Incentive Stock Options under the United States Internal Revenue Code. The Proposed Amendments provide that, subject to adjustment for general changes to the common shares, the total number of common shares which may be issued pursuant to such Incentive Stock Options has been limited to 5,000,000 common shares under the Option Plan. The maximum term of Options has also been limited to five years from the date of grant.

Authorization Required for Continuation of the Plan Every Three Years

Under the rules of the TSX, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company’s stock option plan, must have the continuation of the plan approved at every third annual general meeting of the shareholders of the listed company. All previously allocated Options granted under the Option Plan will continue unaffected by approval or disapproval of the resolution. If shareholders fail to approve the Continuation Resolution, the Company will not be in a position to grant further options and previously granted options which would normally be returned to the base count of shares available for option if they expire will no longer be available for reissuance if the options are cancelled or expire prior to exercise.

Form of Continuation Resolution

To be effective, the Continuation Resolution must be approved by not less than a simple majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting (an "ordinary resolution"). Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Continuation Resolution.

The text of the Continuation Resolution to be submitted to Shareholders at the Meeting is set forth below: "

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

The Company’s incentive share option plan as last amended May 16, 2014 (the "Option Plan"), filed at www.sedar.com as of the date hereof, be and hereby is approved and the Option Plan is hereby continued and the currently available and unallocated options issuable pursuant to the Option Plan are hereby re-authorized, and the Company have the ability to grant options under the Option Plan under June 19, 2017.”

Recommendation

The Board unanimously recommends the approval of the Continuation Resolution as incentive options are an important element of corporate compensation and the inability to grant them would put the Company at a severe competitive disadvantage in attracting and retaining talented personnel.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Annual Information Form and in the Annual Report containing the audited financial statements for the years ended December 31, 2013 and 2012, auditor’s report, and related management discussion and analysis filed under the Company’s profile on SEDAR at www.sedar.com. Copies of the Company’s most recent interim financial statements and related management discussion and analysis, and additional information, may also be obtained from SEDAR at www.sedar.com under the Company’s profile and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Board of Directors is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors.

DATED at Vancouver, British Columbia, May 16, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer